                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Month Ended          Commission file number
                December 30, 2001            0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   x                 Form 40-F
                   -----                         -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                           No   x
             -----                        -----


     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.
                                              --------

                           Total number of pages is 15

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                                                    PRESS CONTACTS:

[SAND TECHNOLOGY LOGO]                              de Jong & Associates,
                                                    Tel: (760) 943-9065,
                                                    sndt@dejong.org


     PRESS RELEASE


                       SAND REPORTS FIRST QUARTER RESULTS


MONTREAL, CANADA, DECEMBER 14, 2001: Sand Technology Inc. (Nasdaq: SNDT), a leading software provider of business intelligence and high-performance online analytical processing, today reported a net loss for its first quarter ended October 31, 2001 of ($5,105,475) or $(0.39) per share on sales of $1,684,821 as compared to a net loss of $(857,451) or $(0.09) per share on sales of $2,848,954 for the first quarter ended October 31, 2000. Losses from operations were $(4,419,009) for the first quarter of fiscal 2002 as compared to losses of $(615,152) for the first quarter of fiscal 2001.

Arthur Ritchie, President and Chief Executive Officer of Sand, said that "the dismal sales results for our first quarter were expected, as disclosed previously. Revenues for our second quarter should be in the range of $7 million to $8 million, and, at this time, we still anticipate that revenues for the current fiscal year ought to reach $25 million."

Mr. Ritchie added that "the Company is looking to strong year-over-year revenue growth during the current fiscal year despite the very challenging economic environment."

ABOUT SAND TECHNOLOGY
Sand Technology is much more than just a software company. True, we offer a unique, innovative data management technology, with a level of analytical functionality that qualifies it as part of the "next generation" of computing software. However, we know that software is only one of the components that a business needs to realize value from corporate initiatives. Therefore, we have structured Sand Technology as a new kind of software solution provider, with a philosophy that is strongly focused on the delivery of business-driven solutions and a corporate culture centered on integrity and customer service. This is embodied in the Sand Guarantee, which links our commercial rewards to the delivery of real business benefits to our customers. We help leading organizations across Europe and North America cope with "data overload", by giving them rapid access to the exact information they need to make the right business decisions. Our solutions are extremely powerful and highly scaleable; they empower legacy systems and data access tools; they leverage existing IT investment, require no additional human resources, and deliver business value quickly, with a rapid return on investment. Organizations across Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, web analytics, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology is headquartered in Montreal, with offices in the United States, United Kingdom and Europe. For more information on Sand Technology, or our solutions, visit www.sand.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.



SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                    IN CANADIAN DOLLARS
                                           --------------------------------------
                                            3 MONTHS ENDED        3 MONTHS ENDED
                                           OCTOBER 31, 2001      OCTOBER 31, 2000
                                           --------------------------------------
Net Sales                                      $1,684,821          $2,848,954
(Loss) earnings from operations               ($4,419,009)          ($615,152)
Net (loss) earnings                           ($5,105,475)          ($857,451)
(Loss) earnings per share                          ($0.39)             ($0.09)
Weighted average number of shares
  outstanding                                  13,167,731           9,719,162
                                           --------------------------------------

                        SAND TECHNOLOGY INC.


                        MANAGEMENT'S DISCUSSION AND ANALYSIS

                        QUARTERLY REPORT

                        FIRST QUARTER ENDED OCTOBER 31, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS - OCTOBER 31, 2001

     THE MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2001 UNAUDITED CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENTS OF CASH FLOWS AND NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2001 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 19 OF SAND'S 2001 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND NUCLEUS PRODUCT SUITE ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     Our revenues consist of license fees for our software products, known as the Nucleus Product Suite, and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

     Our plans to achieve profitability require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

     The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

FIRST QUARTER OF FISCAL 2002 COMPARED WITH FIRST QUARTER OF FISCAL 2001

Revenue

     Our sales for the first quarter ended October 31, 2001 were $1,684,821, a decrease of 40.9% from sales of $2,848,954 for the first quarter ended October 31, 2000. We incurred a net loss of $5,105,475 in the first quarter ended October 31, 2001 as compared to a net loss of $857,451 in the first quarter ended October 31, 2000, an increase of 495.4%.

     Our sales in the first quarter of fiscal 2002 in North America were $138,705, a decrease of 79.5% from sales of $678,100 in the first quarter of fiscal 2001. In Europe, sales in the first quarter of fiscal 2002 were $1,546,116, a decrease of 28.8% from sales of $2,170,854 in the first quarter of fiscal 2001.

     Our sales declined for the first quarter ended October 31, 2001 because of the lengthy sales cycle of our products and the timing of the recognition of our revenues. Our sales have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a number of factors outside of our control.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

     Subsequent to the end of the first quarter ended October 31, 2001, Sand was awarded a contract in excess of $2 million to construct a healthcare analytics infrastructure for the Centre de Recherche Clinique and Centre Hospitalier Universitaire de Sherbrooke (CRC-CHUS) in Quebec. Sand's solution will support clinical and biomedical research.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 53.6% to $2,964,321 for the first quarter ended October 31, 2001 from $1,930,104 for the first quarter ended October 31, 2000. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased by 32.3% to $1,315,332 for the first quarter ended October 31, 2001 from $994,033 for the first quarter ended October 31, 2000. The relatively constant dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus Product Suite.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 260.9% to $1,953,684 for the first quarter ended October 31, 2001 from $541,264 for the first quarter ended October 31, 2000. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the first quarter ended October 31, 2001, reaching an amount of $4,419,009, as compared to a loss of $615,152 for the first quarter ended October 31, 2000, an increase of 618.4%. Our expenses have materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. Our operating results were adversely affected because our revenues did not increase during the first quarter ended October 31, 2001.

Liquidity and Capital Resources

     Cash and investments at July 31, 2001 were $18,488,707 compared with $12,573,913 at October 31, 2001. Sand does not currently have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2002. On October 10, 2001, Sand announced an open market share repurchase program under which it may repurchase up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)


=============================================================================================
                                                               OCTOBER 31,           July 31,
                                                                  2001                 2001
---------------------------------------------------------------------------------------------
                                                                    $                    $
                                                               (UNAUDITED)
ASSETS
Current assets
  Cash                                                         1,468,820              543,529
  Investments                                                 11,105,093           17,945,178
  Accounts receivable                                          9,203,249            8,415,870
  Inventories                                                     49,287               44,783
  Prepaid expenses                                               453,201              391,488
  Loan bearing interest at 8%                                    100,000              100,000
---------------------------------------------------------------------------------------------
                                                              22,379,650           27,440,848

Capital assets                                                 2,094,347            1,506,303
Acquired technology                                              747,887              985,133
---------------------------------------------------------------------------------------------
                                                              25,221,884           29,932,284
=============================================================================================
LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                     3,906,553            3,401,650
  Deferred revenue                                             1,708,510            1,835,260
---------------------------------------------------------------------------------------------
                                                               5,615,063            5,236,910
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Common stock
     Authorized
       An unlimited number of Class "A" common shares,
         without par value
     Issued and outstanding
       13,169,427 common shares (13,153,427 in July)          39,142,034           39,125,112
  Deficit                                                    (19,535,213)         (14,429,738)
---------------------------------------------------------------------------------------------
                                                              19,606,821           24,695,374
---------------------------------------------------------------------------------------------
                                                              25,221,884           29,932,284
=============================================================================================


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)


============================================================================
                                           THREE MONTHS         Three months
                                               ENDED                ended
                                            OCTOBER 31,          October 31,
                                               2001                 2000
----------------------------------------------------------------------------
                                                 $                    $
                                            (UNAUDITED)
NET SALES                                     1,684,821            2,848,954
Cost of sales and product support            (1,953,684)            (541,264)
Research and development costs               (1,315,332)            (994,033)
Selling, general and
    administrative expenses                  (2,964,321)          (1,930,104)
Net interest and profits on sale of
    investments                                 129,507                1,295
----------------------------------------------------------------------------
Loss from operations                         (4,419,009)            (615,152)
Foreign exchange gain (loss)                   (686,466)            (242,299)
----------------------------------------------------------------------------
Loss before income taxes                     (5,105,475)            (857,451)
Income taxes                                          -                    -
----------------------------------------------------------------------------
NET LOSS                                     (5,105,475)            (857,451)
============================================================================
LOSS PER SHARE                                    (0.39)               (0.09)
============================================================================
Weighted average number of
    shares outstanding                       13,167,731            9,719,162
============================================================================


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)


===========================================================================================
                                                          THREE MONTHS         Three months
                                                              ENDED                ended
                                                           OCTOBER 31,          October 31,
                                                              2001                 2000
-------------------------------------------------------------------------------------------
                                                                $                    $
                                                           (UNAUDITED)
OPERATING ACTIVITIES
    Net loss                                                (5,105,475)            (857,451)
    Items not affecting cash
        Depreciation of equipment                              121,199               28,894
        Amortization of acquired technology                    237,246              237,245
    Changes in non-cash operating
        working capital items                                 (348,693)            (390,639)
-------------------------------------------------------------------------------------------
                                                            (5,095,723)            (981,951)
-------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments        6,840,085            1,228,184
    Purchase of equipment                                     (709,243)             (45,978)
-------------------------------------------------------------------------------------------
                                                             6,130,842            1,182,206
-------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Issue of common shares                                      16,922              921,889
    Deferred revenue                                          (126,750)             112,183
-------------------------------------------------------------------------------------------
                                                              (109,828)           1,086,781
-------------------------------------------------------------------------------------------
Net cash inflow (outflow)                                      925,291            1,287,036
Cash, beginning of year                                        543,529              664,918
-------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                          1,468,820            1,951,954
===========================================================================================

There were no interest or income taxes paid during the three-month period ended October 31, 2001.


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED OCTOBER 31, 2001
(IN CANADIAN DOLLARS)
(UNAUDITED)
------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Laepherous Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

2.   COMMON STOCK

     On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. The Corporation issued 586,282 common shares for net cash proceeds of $2,264,483 pursuant to the CSPA. The Corporation also issued 364,556 warrants which may be exercised from time to time over the period of twelve months at an exercise price of US$5.6781 per share pursuant to the CSPA. The Corporation terminated the CSPA during the fiscal year ended July 31, 2001.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED OCTOBER 31, 2001
(IN CANADIAN DOLLARS)
(UNAUDITED)
------------------------------------------------------------------------------


2.   COMMON STOCK (CONTINUED)

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2001 at an exercise price of US$6.00 per share.

     During the year, ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

     During the period, ended October 31, 2001, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $16,922.

     Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2001 and October 31, 2001:


                                          OCTOBER 31, 2001                 July 31, 2001
     -----------------------------------------------------------------------------------
     Number of options
     Outstanding beginning of period             1,391,250                       962,000
     Granted                                             -                       515,750
     Exercised, forfeited and expired              (16,000)                      (86,500)
     Outstanding end of period                   1,375,250                     1,391,250
     -----------------------------------------------------------------------------------

     At October 31, 2001, there were 534,850 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED OCTOBER 31, 2001
(IN CANADIAN DOLLARS)
(UNAUDITED)
------------------------------------------------------------------------------


3.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


                                      North America           Europe
     ---------------------------------------------------------------
     2002
     Net sales                              138,705        1,546,116
     Income (loss) before taxes          (3,721,292)      (1,384,183)
     Identifiable assets                 14,899,619       10,322,265
     ---------------------------------------------------------------
     2001
     Net sales                              678,100        2,170,854
     Income (loss) before taxes          (1,800,276)         942,825
     Identifiable assets                  4,309,230        5,289,923
     ---------------------------------------------------------------


4.   CHANGES IN NON-CASH OPERATING
     WORKING CAPITAL ITEMS


                                              2002             2001
     ---------------------------------------------------------------
                                                $                $
     Accounts receivable                   (787,379)        (648,415)
     Inventories                             (4,504)            (565)
     Prepaid expenses                       (61,713)         (40,721)
     Accounts payable and
       accrued liabilities                  504,903          299,062
     ---------------------------------------------------------------
     Changes in non-cash operating
       working capital items               (348,693)        (390,639)
     ===============================================================

                              SAND TECHNOLOGY INC.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAND TECHNOLOGY INC.


                                    /s/ Arthur Ritchie
                                    -------------------------------------
December 14, 2001                   Arthur Ritchie
                                    President and Chief Executive Officer


                                       15